Exhibit 99.1 Press release

Dominion Harbor Acquires Patents from WiLAN for its Intellectual Property Bank for Startups

OTTAWA, Canada and DALLAS, TX – February 23, 2016 – Wi-LAN Inc. (TSX:WIN) (NASD:WILN) (“WiLAN”), one of the patent licensing industry’s largest and most successful firms, and Dominion Harbor Group (“DHG”) today announced the formation of a partnership pursuant to which DHG will acquire certain patents from WiLAN.  The initial portfolio, consisting of fewer than 100 patent families, will be managed by DHG’s affiliate, the Monument Bank of Intellectual Property, for investment in promising young startup companies.

“In the past two quarters we have acquired two significant portfolios – Qimonda and Freescale – which together have increased the size of our entire patent portfolio by almost five times,” said Jim Skippen, CEO of WiLAN. “In addition to monetizing the key patents in those portfolios, we are actively looking to monetize those patents which we feel are non-core to our business strategy. This partnership with DHG, a respected firm in our industry with numerous relationships in the Venture Capital world, represents such an opportunity.”

DHG’s Monument Bank of Intellectual Property invests high-quality, third-party patents in selected startup companies to strengthen their market position, encourage venture funding, and increase the likelihood of strategic market success through merger, acquisition, IPO, etc. When those startups eventually succeed in the market, the Monument Bank and its partners such as WiLAN will share in the equity upside of that success.

“Sharing in the equity upside of a startup’s success is a great way for established IP owners like WiLAN to unlock much greater value from patent assets that may be non-essential to their business,”  said David Pridham, Chairman and CEO of DHG. “In addition, since startup businesses are responsible for most of the breakthrough innovation and job growth in the U.S., WiLAN and other Monument Bank partners are simultaneously contributing to the growth of the overall economy through their relationship with the Monument Bank as well.”

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

www.wilan.com                              © copyright Wi-LAN 20151

PRESS RELEASE

About Dominion Harbor Group, LLC

Dominion Harbor Group is one of the most respected integrated patent advisory and optimization firms in the U.S., with decades of experience among its seasoned team of licensing, legal, technical, engineering and financial professionals. The firm manages, helps protect, and leverages intellectual property portfolios, maximizing their value and helping owners and investors achieve appropriate returns from their investment in innovation. The Monument Bank of Intellectual Property, the world’s first “IP Bank” for startups, is an affiliate of DHG.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

WiLAN: Dave Mason, 613.688.1693 or dave.mason@loderockadvisors.com

DHG: Sallie Laning, 214.624.9876 or sallie@dominionharbor.com

www.wilan.com                              © copyright Wi-LAN 20152